Guaranteed Minimum Death Benefit Rider

Single Life

SecureSource LegacySM benefit

This rider is made a part of the contract to which it is attached and is effective on the Contract Date. It may only be issued in combination with a guaranteed lifetime withdrawal benefit rider. Except where this rider provides otherwise, it is subject to all of the terms, conditions and limitations of the contract and the attached guaranteed lifetime withdrawal benefit rider. If there is any conflict between the contract, including any attached riders and endorsement provisions, these rider provisions take precedence. Terms used in this rider have the same meaning as in the attached guaranteed lifetime withdrawal benefit rider.

The purpose of the guaranteed minimum death benefit provided by this rider is to provide additional death benefit guarantees that may increase the death benefit. This rider cannot be terminated except under the limited circumstances described in the Termination of the Rider provision.

The additional charge for this rider is described in the Rider Charges provision.

Amount Payable Before the Annuitization Start Date

If You die before the Annuitization Start Date while this rider is in force, We will pay the beneficiary the greater of the Guaranteed Minimum Death Benefit amount provided by this rider or the death benefit under the terms of the contract or any other attached riders.

Guaranteed Minimum Death Benefit Amount Definition

The Guaranteed Minimum Death Benefit (GMDB) amount is determined at the following times and is subject to the maximum amount shown under Contract Data. The GMDB amount cannot be withdrawn in a lump sum.

1.	At Rider Effective Date

The GMDB amount is set equal to the initial purchase payment.

2.	When an additional purchase payment is made

The GMDB amount will be increased by the amount of each additional purchase payment. See the Purchase Payments Provisions under Contract Provision Modifications for purchase payment limitations.

3.	When a Withdrawal is taken

The GMDB amount can be adjusted, but it will not be less than zero.

a.	If the Annual Lifetime Payment (ALP) is not established, Excess Withdrawal Processing will occur, and the GMDB amount will be reduced by the greater of the amount of the Withdrawal or the “Adjustment for Withdrawal,” calculated as follows:

a X b   where:

    c

a	=	the amount of the Withdrawal

b	=	the GMDB amount on the date of (but prior to) the Withdrawal

c	=	the Contract Value on the date of (but prior to) the Withdrawal.

b.	If the ALP is established and the Withdrawal is less than or equal to the Remaining Annual Lifetime Payment (RALP), the GMDB amount is reduced by the amount of the Withdrawal.

c.	If the ALP is established and the Withdrawal is greater than the RALP, Excess Withdrawal Processing will occur, and the GMDB amount will be reduced by the greater of (1) the amount of the Withdrawal or (2) the RALP plus the amount calculated as follows:

d X e   where:

    f

d	=	the amount of the Withdrawal minus the RALP

e	=	the GMDB amount on the date of (but prior to) the Withdrawal minus the RALP

f	=	the Contract Value on the date of (but prior to) the Withdrawal minus the RALP

4.	At each Rider Anniversary

The GMDB amount will be increased to the Contract Value (after rider charges are deducted), if the Contract Value is greater.

Investment Options and Limits

This rider requires 100% allocation of purchase payments and Your Contract Value to approved investment option(s) for this rider. The investment options available under the terms of this rider and Your initial investment selection(s) are shown under Contract Data. We reserve the right to add, remove or substitute approved investment options at any time and in Our sole discretion. You may, by Written

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Request or other method agreed to by Us, change Your choice of investment options or allocation percentages among those currently approved for the rider. We reserve the right to limit the number of transfers allowed each contract year. We also reserve the right to close or restrict any approved investment option. Any change will apply to current allocations and/or to future purchase payments or transfers. We will notify You of any changes, or limitations, to the available investment options.

Contract Provision Modifications

Because of the addition of this rider to Your contract, several contract provisions are modified as described above and as further described below.

Reports to Owner

This statement will also show the current death benefit amount.

Purchase Payments Provisions

This rider amends the Additional Purchase Payments provision to limit when purchase payments may be paid as described below. It also amends the Payment Limits provision to restrict payments after the first contract year to an amount less than Maximum Purchase Payments Permitted, shown under Contract Data.

The rider prohibits additional purchase payments unless:

1.	the payment is received at time of application or within 90 Days thereafter, or

2.	this is a Tax Qualified Contract where We allow additional purchase payments in any contract year up to the maximum permissible annual contribution described by the Code, or

3.	We allow otherwise on a non-discriminatory basis.

In addition, We reserve the right to change these purchase payment limitations, including making further restrictions, upon written notice.

Allocation of Purchase Payments

Because this rider requires 100% allocation to approved investment options, allocation of purchase payments shall be determined by Your selection from investment options available for this rider.

Transfers of Contract Values

Because this rider requires 100% allocation to approved investment options, transfer privileges granted under the contract are suspended other than: (1) transfers among the available investment options as described in the Investment Options and Limits provision, provided such transfers are not determined to disadvantage other contract Owners or (2) transfers as otherwise agreed to by Us.

Spouse’s Option to Continue Contract

If a spouse chooses to continue the contract under the Spouse’s Option to Continue Contract provision, the rider terminates.

Rider Charges

We deduct the charge for this rider once a year from Your Contract Value on Your Contract Anniversary. We pro-rate this charge among the variable subaccounts, but not the Fixed Account, in the same proportion Your interest in each account bears to Your total Variable Account Contract Value on Your Contract Anniversary.

The charge is calculated on Your Contract Anniversary by multiplying the annual rider fee by the greater of the GMDB amount or the Contract Value.

The annual rider fee is subject to the Maximum Annual Rider Fee shown under Contract Data.

The Initial Annual Rider Fee is shown under Contract Data. We may increase the annual rider fee at Our discretion and on a nondiscriminatory basis. Your annual rider fee will increase if We declare an increase to the fee with written notice 30 Days in advance. The new fee will be in effect on the date We declare in the written notice.

You can decline this increase and therefore terminate the rider if We receive Your Written Request prior to the date of the fee increase.

If the rider fee changes during a contract year, We will calculate an average annual rider fee, for that contract year only, adjusted for the number of Days the fee was in effect.

If Your contract or rider is terminated for any reason, the rider charge will be deducted, adjusted for the number of Days coverage was in place during the contract year, and further charges for this rider will terminate.

Termination of the Rider

This rider cannot be terminated either by You or Us except as follows:

1.	After the death benefit is payable, the rider will terminate.

2.	Continuation of the contract under the Spouse’s Option to Continue Contract provision will terminate the rider.

3.	On the Annuitization Start Date the rider will terminate.

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4.	In relation to certain increases to the annual rider fee as described in the Rider Charges provision, Your Written Request will terminate the rider.

5.	Reduction of the Contract Value to zero will terminate the rider.

6.	Termination of the attached guaranteed lifetime withdrawal benefit rider for any reason will terminate the rider.

7.	Termination of the contract for any reason will terminate the rider.

Upon termination of this rider, any additional death benefit provided by the rider will not be payable upon Your death. Upon termination, this rider may not be reinstated.

RiverSource Life Insurance Company

Secretary

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Guaranteed Minimum Death Benefit Rider

SecureSource LegacySM benefit

Rider Effective Date:		May 1, 2018
Maximum GMDB amount:	$	X
Initial Annual Rider Fee:		X	%
Maximum Annual Rider Fee:		X	%

The Annual Rider Fee may increase at Our discretion with 30 Days written notice, subject to the Maximum Annual Rider Fee. See the Rider Charges provision.

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